SUB-ITEM 77H:  Changes in control of
registrant


Federated U.S. Government Securities Fund:
1-3 Years (Registrant)




As of August 31, 2004, LaSalle National Bank has attained control of the Registrant by acquiring 29.24% of the voting securities of the Registrant.










Current as of:  8/18/94